                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.          )*


                              DeVlieg-Bullard, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   251782 10 8
                -------------------------------------------------
                                 (CUSIP Number)

        John G. Poole; c/o Stanwich Partners, Inc.,62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                October 29, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 251782 10 8           SCHEDULE 13D   Page     2    of     5   Pages
         ---------------------                       --------    --------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          John G. Poole                                       SS# ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [ X ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          United States of America
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    598,257.75
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   598,257.75
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          648,257.75
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares*

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          5.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.      SECURITY AND ISSUER.

                    This filing relates to the common stock (the "Common Stock")
             of the following issuer (the "Issuer"):

                                DeVlieg-Bullard, Inc.
                                One Gorham Island
                                Westport, CT 06880

                    The Issuer is a Delaware corporation.

ITEM 2.      IDENTITY AND BACKGROUND

                    (a)   Name of person filing this statement:

                          The name of the person filing this report is John G. Poole (the "reporting person").

                    (b)   Business address:

                                c/o Stanwich Partners, Inc.
                                One Stamford Landing
                                62 Southfield Avenue
                                Stamford, CT 06902

                    (c)   Present principal occupation:

                          Vice President and a director of Stanwich
                          Partners, Inc. ("Stanwich"), an investment banking and consulting firm.

                    (d)   Criminal Proceedings:  Not applicable.

                    (e)   Civil Proceedings:  Not applicable.

                    (f)   Citizenship: - United States of America.




                                Page 3 of 5 Pages

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                    The event giving rise to the requirement to file this
             Schedule 13D was the reporting person's purchase from Stanwich Oil & Gas, Inc. ("SOG") of 473,069 shares (the "Shares") of Common Stock on October 29, 1997 for an aggregate price of $2,363,345 (or $5.00 per share). The reporting person paid the purchase price by cancelling $2,363,345 of SOG's indebtedness to him. The reporting person is an officer and stockholder of SOG.

ITEM 4.      PURPOSE OF THE TRANSACTION.

                    The reporting person's purpose in acquiring the Shares was to increase his direct investment in the Issuer. The reporting person has no plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. Contemporaneously with the reporting person's acquisition of the Shares, SOG sold the following additional shares of Common Stock at a price of $5.00 per share: (1) 1,646,100 shares to Charles E. Bradley, who is Chairman of the Board of the Issuer and an officer, direrctor and stockholder of SOG; (2) 150,000 shares to Stanwich Financial Services Corp. ("SFSC"); and (3) 307,125 shares to Stanwich Investment Company.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

                    (a) The reporting person beneficially owns an aggregate of
               648,257.75 shares of Common Stock (the "Beneficially Owned Shares"). The Beneficially Owned Shares constitute 5.2% of the issued and outstanding shares of Common Stock.

                    (b) Number of shares as to which the reporting person has:

                        (i)   sole power to vote or to direct
                              the vote:                              598,257.75

                        (ii)  shared power to vote or to direct
                              the vote:                              0

                        (iii) sole power to dispose or to direct
                              the disposition of:                    598,257.75

                        (iv)  shared power to dispose or direct
                              the disposition of:                    0




                                Page 4 of 5 Pages

                    Of the Beneficially Owned Shares, (i) 93,750 are not currently outstanding, but are subject to issuance upon exercise of stock purchase warrants held by the reporting person and (ii) 50,000 are held in a trust for the benefit of the reporting person.

                    In addition, SOG, SFSC and Stanwich own the following shares of Common Stock: SOG - 1,754,887 shares; SFSC - 250,000 shares; and Stanwich - 1,500 shares. The reporting person is an officer of SOG and Stanwich; a director of Stanwich; and a stockholder of SOG, SFSC and Stanwich. Further, the reporting person's children own 43,500 shares of Common Stock under custodianships created under the Uniform Gifts to Minors Act. The reporting person served as custodian for these shares. Because these children are now adults, the custodianships are no longer effective. The shares referred to in this paragraph are not included in the reporting person's "Beneficially Owned Shares."

                    (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person except for his purchase of the Shares as described in Item 3, above, and except for a charitable gift of 47,000 shares made by the reporting person on October 14, 1997.

                    (d) Not applicable.

                    (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    Not applicable.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                    None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 7, 1997                         /s/ John G. Poole
                                       --------------------------
                                       Name: John G. Poole



                                Page 5 of 5 Pages